[GRAPHIC OMITTED]
ROPES
& GRAY

ROPES & GRAY LLP

ONE INTERNATIONAL PLACE   BOSTON, MA 02110-2624   617-951-7000   F 617-951-7050

BOSTON  NEW YORK  PALO ALTO   SAN FRANCISCO  WASHINGTON, DC  www.ropesgray.com



July 20, 2006                                         James E. Thomas
                                                      (617) 951-7367
                                                      james.thomas@ropesgray.com





U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Attention:  Ms. Laura Hatch

Re: Registration Statement on Form N-2 (File Nos. 333-101056 and 811-21252) (the "Registration Statement") of BACAP Alternative Multi-Strategy Fund, LLC (the "Fund")

Dear Ms. Hatch:

This letter contains the Fund's responses to the staff's comments provided by telephone on July 18, 2006 regarding the Registration Statement. For convenience of reference, I have summarized each comment before the Fund's response.

                                   PROSPECTUS

PROSPECTUS SUMMARY

1. COMMENT: Under the heading "The Offering" it states that "[a]ll interest earned on the escrow funds deposited in the Subscription Account is distributed to the Fund." Please advise supplementally whether the interest is credited to the subscribing investor or not.

   RESPONSE: The Fund confirms that any interest earned on funds deposited in the Subscription Account is distributed to the Fund (i.e., for the benefit of all investors in the Fund, pro rata) and is not credited to the particular subscribing investor. The Fund intends to clarify this in its prospectus by adding the phrase "and is not credited to any particular subscribing investor" to the end of the sentence quoted in your comment.

2. COMMENT: Under the heading "Distribution of Interests" it states that "[i]n addition, a significant portion of the Management Fee received by the Adviser may be paid to Selling Agents on an ongoing basis for the placement and other services provided." Please address supplementally the legal basis for these payments.

   RESPONSE: These payments are made from the Adviser's own resources, and not from the assets of the Fund. (The Fund notes that the Advisory Agreement has been approved by both its Board of Managers and shareholders as required by
Section 15(a) and Section 15(c) of the Investment Company Act of 1940, as amended (the "Act").) Accordingly, these payments do not violate any provision of the Act or any rule under the Act relating to the payment out of Fund assets of distribution expenses. The payments are disclosed, in the manner that would be required by NASD Rule 2830(l) were the Fund an open-end investment company, in the interest of thorough disclosure. For the sake of clarity, the Fund intends to modify the sentence to read as follows: "In addition, the Adviser may make ongoing payments to Selling Agents out of its own resources. These payments may be calculated as a percentage of the Management Fee."

ROPES & GRAY LLP

U.S. Securities and Exchange Commission         -2-                July 20, 2006

SUMMARY OF FUND EXPENSES

3. COMMENT: Please address supplementally the difference between the 2.41% Total Annual Expenses shown in the Annual Expense table and the 2.74% Expenses shown for the year ended March 31, 2006 in the Financial Highlights section.

   RESPONSE: A significant portion of the difference is due to the fact that, effective December 1, 2005, the Administration Agreement between the Fund and its administrator was amended to reduce the administration fee from 0.25% of the Fund's net assets to an amount equal to 0.07% of the Fund's net assets plus expenses of approximately 0.03% of the Fund's net assets. The Fund's expenses for the fiscal year ended March 31, 2006 reflect, for the period April 1, 2005 through November 30, 2005, the higher administration fee. However, as required by Instruction 6 to Item 3 of Form N-2, the Fund has estimated Other Expenses in the Annual Expense table for the current fiscal year (and stated in the narrative following the table that Other Expenses are based on estimated amounts for the current fiscal year); accordingly, the Total Annual Expenses shown in the Annual Expense table reflects the lower administration fee.

   The remaining difference between the Total Annual Expenses shown in the Annual Expense table and the Expenses shown for the fiscal year ended March 31, 2006 is due to a combination of anticipated efficiencies in operating expenses for the current fiscal year as compared to the year ended March 31, 2006 and the fact that the Annual Expense table is based on a stated assumption of $78 million in net assets for the current fiscal year, which is greater than the average net assets of the Fund during the year ended March 31, 2006.

RISK FACTORS

4. COMMENT: In "Concentration" and "Strategy-Specific Risks," please consider using a synonym for the word "concentration" that is not used in the Act to indicate the risks relating to a lack of diversification.

   RESPONSE: The Fund believes that the word "concentration" accurately and succinctly describes the phenomenon of investment to a significant or excessive degree in a single security, or a small number of securities, and that it is clear in context that "concentration" is being used in its ordinary, plain English sense rather than with a technical, regulatory meaning. The Fund does not intend to revise this disclosure.

ROPES & GRAY LLP

U.S. Securities and Exchange Commission         -3-                July 20, 2006

PERFORMANCE INFORMATION

5. COMMENT: Instead of simply stating that "[t]he Fund has a limited operating history," please consider adding performance information or a reference to the Fund's performance information.

   RESPONSE: The Fund notes that its entire historical performance is provided, as required by Form N-2, in the Financial Highlights section, which precedes the Performance Information section. The Fund believes that its three year operating history is appropriately characterized as limited. However, the Fund will add a cross-reference to the Financial Highlights section.

MANAGEMENT OF THE FUND

6. COMMENT: In "--The Adviser," reference is made to a description of the Board of Managers' approval of the Advisory Agreement included in the Fund's annual report for the year ended March 31, 2005. Please advise whether this reference should be to the Fund's annual report for the year ended March 31, 2006.

   RESPONSE: The Fund will add a reference to its annual report for the year ended March 31, 2006, which describes the Board of Managers' approval of an amendment to the Advisory Agreement during that fiscal year.

                                      * * *

We have been authorized by the Fund to represent to the staff that should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Fund represents that it will not assert any such action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States. The Fund further acknowledges that any action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, the Commission is requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

ROPES & GRAY LLP

U.S. Securities and Exchange Commission         -4-                July 20, 2006

Thank you for your attention to these matters. We trust that you will find this letter responsive to your comments. If you have any questions or require any additional information, please do not hesitate to call me at (617) 951-7367.

Very truly yours,


/s/ James E. Thomas
-------------------
James E. Thomas

JET/mcs

cc:      Ryan C. Larrenaga, Esq.
         John M Loder, Esq.
         Paula M. Ingram, Esq.